September 5, 2017

VIA EDGAR

Larry Spirgel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Re:	Surgery Partners, Inc.
Annual Report on Form 10-K for the Year Ended December 31, 2016
Filed on March 10, 2017
File No. 001-37576

Dear Mr. Pacho:

On behalf of Surgery Partners, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated August 21, 2017, relating to the Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on March 10, 2017 (the “2016 10-K”).

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the Company’s response in regular type.

Mr. Larry Spirgel

United States Securities and Exchange Commission

September 5, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 58

Cost of Revenues, pages 59 and 60

1. Please discuss in greater detail why the underlying expense elements increased, addressing any known trends, risks, or uncertainties that impacted the change in the relationship between costs and revenues, or income from operations, as a result of the acquisitions or otherwise.  In this regard, we note that cost of revenue, particularly Salaries and benefits, and Professional and medical fees, increased at a much faster rate than revenues year over year for all periods presented.  Please refer to Commission Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company submits that it will expand its disclosure in future filings to provide additional detail regarding notable increases in the underlying expense elements of cost of revenues.

The Company further notes that the increase in the Company’s cost of revenues during fiscal year 2016 is primarily attributable to the composition of the Company’s acquisitions during such period as compared to that of the prior comparable period. Specifically, the Company’s cost of revenues is affected by the type of practice that is acquired and by the arrangement the Company maintains with the professionals of the acquired practices.

As disclosed on pages 49 and F-17 of the 2016 10-K, during fiscal year 2016, the Company acquired a controlling interest in three anesthesia practices and three surgical facilities, and completed acquisitions of one urgent care facility, nine physician practices and two integrated physician practices (which included three ambulatory surgery centers, a lab and a pharmacy). The Company’s acquisition of a controlling interest in the three anesthesia practices, together with the Company’s acquisition of the nine physician practices and the two integrated physician practices, was the primary driver in the increase in the Company’s cost of revenues, including the disproportionate increase in Salaries and benefits and Professional and medical fees.

In general, anesthesia and physician practices have a lower margin profile than other types of practices included within the Company’s business, which results in overall cost of revenues increasing at a higher rate than the related revenue generated by these practices. In both anesthesia and physician practices, the main driver of these costs relate to the compensation paid to the related anesthesiologists or physicians, which the Company classifies as Salary and benefits, when the Company directly employs the anesthesiologist or physician, or Professional and medical fees, when the Company otherwise contracts with the related anesthesiologist or physician. Given the volume of anesthesia and physician practice acquisitions completed during fiscal year 2016 as compared to the prior comparable period, these classifications resulted in the Salary and benefits and Professional and medical fees increasing at a higher rate than the other line items included within cost of revenues over this period.

Mr. Larry Spirgel

United States Securities and Exchange Commission

September 5, 2017

EBITDA, Adjusted EBITDA and Credit Agreement EBITDA, pages 63-66

2. Since you disclose EBITDA, Adjusted EBITDA and Credit Agreement EBITDA as measures of liquidity, please reconcile these measures to cash flows from operating activities, which is the nearest comparable measure of your Company’s liquidity under GAAP.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company will expand its disclosure in future filings to reconcile EBITDA, Adjusted EBITDA and Credit Agreement EBITDA to net cash provided by operating activities. The Company will additionally expand this disclosure to present the three major categories of the statement of cash flows.

Notes to Consolidated Financial Statements

15. Segment Reporting, page F-36

3. We note that your measure of segment profit is Segment Adjusted EBITDA.  Accordingly, please delete your presentation of the non-GAAP measure “Total Adjusted EBITDA” and accompanying explanatory footnotes.

Response to Comment 3:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company will revise its disclosure of each reportable segments’ measure of profit or loss, Segment Adjusted EBITDA, in future filings to delete the presentation of the non-GAAP measure “Total Adjusted EBITDA” and accompanying explanatory footnotes.

4. Please provide a reconciliation of the total of your reportable segments’ measure of profit or loss, Segment Adjusted EBITDA, to your consolidated income before taxes.  Refer to ASC 280-10-50-30(b).  In this regard, please conform your presentation of Segment Adjusted EBITDA in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 53 in accordance with this comment.

Response to Comment 4:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, in addition to revising its disclosure regarding segment profits or loss in future filings to delete the presentation of the non-GAAP measure “Total Adjusted EBITDA” and accompanying explanatory footnotes as stated in the Company’s response to Comment 3 above, the Company will further revise its disclosure to include a reconciliation of Segment Adjusted EBITDA to Income (loss) before income taxes. The Company will adjust the presentation of Segment Adjusted EBITDA in Management’s Discussion and Analysis of Financial Condition and Results of Operations in accordance with this revision in future filings.

Mr. Larry Spirgel

United States Securities and Exchange Commission

September 5, 2017

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (615) 234-5916 or Carl Marcellino of Ropes & Gray LLP at (212) 841-0623 if have any questions regarding this letter.

Very truly yours,

SURGERY PARTNERS, INC.

		By:	/s/ Teresa F. Sparks
Teresa F. Sparks
Executive Vice President, Chief Financial Officer

cc:	Michael T. Doyle, Chief Executive Officer
Carl Marcellino, Partner, Ropes & Gray LLP